PAGE 1


=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                         COMMISSION FILE NUMBER 1-815


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA  15241
                           (FULL TITLE OF THE PLAN)


                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE  19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


=============================================================================

                                    INDEX

            INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.


          Index to Financial Statements and Additional Information




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors ................................          4


Financial Statements:

  Statements of Net Assets Available for Plan                          5 - 6
    Benefits at December 31, 1995 and 1994 ....................

  Statements of Changes in Net Assets Available                        7 - 10
    for Plan Benefits for the Years Ended December 31,
    1995 and 1994 .............................................

  Notes to Financial Statements ...............................       11 - 17


Additional Information:

  Schedule of Assets Held for Investment Purposes at
    December 31, 1995 (Schedule I) ............................       18 - 19

  Schedule of Reportable Transactions for the
    Year Ended December 31, 1995 (Schedule II) ................         20


                                  EXHIBITS

Exhibit
Number

  24      Consent of Independent Auditors .....................         22

                                   PAGE 3
                                  SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Investment Plan for Salaried Employees
                                         of CONSOL Inc.
                                         (Name of Plan)

                             Date:  June 20, 1996






                                            Karen L. Musial
                                      Vice President & Treasurer
                                             CONSOL Inc.

                                   PAGE 4
                                  SIGNATURE

                       REPORT OF INDEPENDENT AUDITORS

To the Investment Plan Committee of the
Investment Plan for Salaried Employees of CONSOL Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.


ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
June 14, 1996

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                    OF
                                CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1995

         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,426,894 units
    (participants' cost $600,664), unit value $93.461....         $600,664

  Fidelity Magellan Fund, 409,020 shares
    (participants' cost $29,299), share value $85.980....           35,168

  Wells Fargo Asset Allocation Fund, 1,002,301 units
    (participants' cost $10,754) unit value $14.58 ......           14,614

  E. I. DuPont de Nemours & Company Common Stock,
    3,102,124 shares (participants' cost $133,989)
    share value $69.875..................................          216,761

  ML Equity Index Trust CL A, 125,712 shares,
    (participants' cost $3,645), share value $40.092.....            5,040

  ML Global Holdings Fund CL A, 300,212 shares,
    (participants' cost $3,838), share value $13.320.....            3,999

  ML Balanced Fund for Investment & Retirement CL A,
    67,148 shares, (participants' cost $781), share
    value $11.370........................................              763

  ML Capital Fund CL A, 119,943 shares,
    (participants' cost $3,365), share value $30.55......            3,664

  ML Basic Value Fund CL A, 121,885 shares,
    (participants' cost $2,970), share value $28.310......           3,451

  Chrysler Corporation Common Stock, 6,460 shares
    (participants' cost $97) share value $55.375..........             358

  Loans to participants (principal balance) .............           22,690
                                                                  --------
      Total Investments .................................          907,172

Receivables (including $3,353 from CONSOL) ..............            4,666
                                                                  --------
      Net assets available for plan benefits ............         $911,838
                                                                  ========
                The accompanying notes are an integral part
                      of these financial statements.

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1994
         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,448,435 units,
    (participants' cost $556,114) unit value $86.240 ....         $556,114

  Fidelity Magellan Fund, 421,604 shares
    (participants' cost $28,170), share value $66.80 .....          28,163

  Wells Fargo Asset Allocation Fund, 1,018,565 units
    (participants' cost $10,604), unit value $11.23 .......         11,438

  E. I. DuPont de Nemours & Company Common Stock
    3,079,369 shares (participants' cost $121,678)
    share value $56.25 ...................................         173,214

  ML Equity Index Trust CL A, 111,591 shares,
    (participants' cost $2,968), share value $29.215 ......          3,261

  ML Global Holdings Fund CL A, 349,283 shares,
    (participants' cost $4,423), share value $12.18 ......           4,254

  ML Balanced Fund for Investment & Retirement CL A,
    136,293 shares, (participants' cost $1,618), share
    value $10.19 .........................................           1,389

  ML Capital Fund CL A, 96,870 shares,
    (participants' cost $2,604), share value $25.70 ......           2,490

  ML Basic Value Fund CL A, 111,016 shares,
    (participants' cost $2,581), share value $22.35 ......           2,481

  Chrysler Corporation Common Stock, 7,002 shares
    (participants' cost $106) share value $49.00 .........             343

  Loans to participants (principal balance) ..............          20,650
                                                                  --------
      Total Investments ..................................         803,797

  Receivables (including $3,428 from CONSOL) ..............          3,501

      Net Assets Available for Plan Benefits .............        $807,298
                                                                  ========
                The accompanying notes are an integral part
                      of these financial statements.


                                                                   PAGE 7


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1995
                                                           (Dollars in Thousands)

                                      Fixed       Fidelity        Wells        DuPont         ML               ML           ML
                                     Income       Magellan        Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Fund          Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                  $  47,246      $  2,011      $      2       $ 6,103     $       -        $   212     $     55
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         -           7,044         3,304        44,314         1,170            351          137
Deposits and withdrawals:
  Employee deposits                   12,002         1,465           537         6,308           109            202           59
  Employer contributions               7,334           788           266         3,548            76            106            38
  Rollover contributions              11,442           267           248           431            20             76            0
  Employee withdrawals               (47,201)         (793)         (397)       (6,119)         ( 80)          (266)         (53)
Transfers between investment
  options (net)                       15,615        (3,919)         (718)      (11,301)          609           (964)        (857)
Loan issues                           (7,420)         (425)         (229)       (3,302)          (68)           (31)         (31)
Loan repayments                        4,502           468           125         2,575            49             45           20
Loan interest                          1,000            94            32           616            13             11            2
Trust to Trust transfers                  30             5             6           374          (119)             3            4
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          44,550         7,005         3,176        43,547         1,779           (255)        (626)

Net assets available for plan
  benefits at beginning of year      556,114        28,163        11,438       173,214         3,261          4,254        1,389
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $600,664      $ 35,168      $ 14,614      $216,761       $ 5,040        $ 3,999      $   763
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.


Continued on next page                                                  7



                                                                   PAGE 8


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1995 (Continued)
                                                           (Dollars in Thousands)


                                         ML          ML          Chrysler
                                      Capital   Basic Value       Stock         Loan                         Total
                                        Fund        Fund           Fund          Fund     Receivables      All Funds
                                      =======   ===========      ========      ========   ===========      =========
Investment income                    $   364        $  153        $   12       $ 1,851      $      2       $ 58,011
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         453           622            40             -             -         57,435
Deposits and withdrawals:
  Employee deposits                      159           141             -             -           (73)        20,909
  Employer contributions                  91            91             -             -           (76)        12,262
  Rollover contributions                  51            19             -             -             -         12,554
  Employee withdrawals                   (52)         (269)          (20)       (1,697)            -        (56,947)
Transfers between investment
  options (net)                          122           186           (17)            -         1,244            -
Loan issues                              (75)          (35)            -        11,616             -            -
Loan repayments                           45            49             -        (7,886)            8            -
Loan interest                             10            13             -        (1,851)           60            -
Trust to Trust transfers                   6             0             -             7             -            316
                                     ________      ________        ______      ________        ______      _________
Change in net assets available
  for plan benefits for year           1,174           970            15         2,040         1,165         104,540

Net assets available for plan
  benefits at beginning of year        2,490         2,481           343        20,650         3,501        807,298
                                     ________      ________        ______      ________       _______      _________
Net assets available for plan
  benefits at end of year            $ 3,664       $ 3,451         $ 358       $22,690        $4,666       $911,838
                                     ========      ========        ======      ========        ======      =========


The accompanying notes are an integral part of these financial statements.


                                                                      8


                                                                   PAGE 9

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1994
                                                           (Dollars in Thousands)


                                      Fixed       Fidelity        Wells        DuPont         ML               ML           ML
                                     Income       Magellan        Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Fund          Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                   $ 45,352      $  1,103      $      2       $ 5,026       $     1        $   170       $  169
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          -         (1,505)         (282)       24,045            30           (339)        (275)
Deposits and withdrawals:
  Employee deposits                   12,062         1,606           647         5,783           111            258           83
  Employer contributions               7,510           889           352         3,579            78            129           48
  Rollover contributions               9,162           464           167           580            26             59           28
  Employee withdrawals               (35,798)         (836)         (158)       (5,675)         ( 86)          (127)         (71)
Transfers between investment
  options (net)                          735         2,680          (488)       (2,665)           (1)             2         (182)
Loan issues                           (8,170)         (411)         (228)       (2,514)         ( 13)           (47)         (57)
Loan repayments                        3,751           486           194         2,087            52             67           20
Loan interest                            809            95            34           512            12             14            6
Trust to Trust transfers                 459           199             2           257             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          35,872         4,770           242        31,015           210            186         (231)

Net assets available for plan
  benefits at beginning of year      520,242        23,393        11,196       142,199         3,051          4,068        1,620
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $556,114      $ 28,163      $ 11,438      $173,214       $ 3,261        $ 4,254      $ 1,389
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.


Continued on next page                                                9



                                                                   PAGE 10

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   YEAR ENDED DECEMBER 31, 1994(Continued)
                                                           (Dollars in Thousands)

                                         ML          ML          Chrysler
                                      Capital   Basic Value       Stock          Loan                        Total
                                        Fund        Fund           Fund          Fund     Receivables      All Funds
                                      =======   ===========      ========      ========   ===========      =========
Investment income                    $   224        $  164         $   7       $ 1,529        $   19         $53,766
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                        (207)         (123)          (36)            -             -         21,308
Deposits and withdrawals:
  Employee deposits                      161           178             -             -           (12)        20,877
  Employer contributions                  93           108             -             -            14         12,800
  Rollover contributions                  31            81             -             -             -         10,598
  Employee withdrawals                   (33)          (27)          (33)         (837)            -        (43,681)
Transfers between investment
  options (net)                          (65)          343           (12)         -             (347)             -
Loan issues                              (53)          (67)            -        11,560             -              -
Loan repayments                           50            65             -        (6,872)          100              -
Loan interest                             11            13             -        (1,529)           23              -
Trust to Trust transfers                   -            40             -             -             -            957
                                     ________      ________        ______      ________      ________      _________
Change in net assets available
  for plan benefits for year             212           775           (74)        3,851          (203)        76,625

Net assets available for plan
  benefits at beginning of year        2,278         1,706           417        16,799         3,704         730,673
                                     ________      ________        ______      ________      ________      _________
Net assets available for plan
  benefits at end of year            $ 2,490       $ 2,481         $ 343       $20,650       $ 3,501       $807,298
                                     ========      ========        ======      ========      ========      =========

The accompanying notes are an integral part of these financial statements.


                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF CONSOL Inc.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE INVESTMENT PLAN:


THE PLAN

         The Investment Plan for Salaried Employees of CONSOL Inc. (the "Plan") is a defined contribution plan established in 1953. Salaried, operations and maintenance, and, in certain circumstances, production and maintenance employees of CONSOL Inc. ("CONSOL") and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. An eligible employee may, with certain restrictions, contribute up to 16 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Forfeitures of company matching contributions as a result of withdrawals by nonvested employees are used to offset future company matching contributions. Contributions may be made with before-tax or after-tax dollars. Nondis-crimination rules of the Internal Revenue Code require that the average contribution rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average contribution rates of "Non-highly Compensated" employees. For the years ending December 31, 1995 and 1994, the after-tax contribution maximum including supplemental make-up deposits was 19% and the before-tax contribution maximum was 15%. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash to the Plan at any time.

         Plan participants generally become vested upon completion of five consecutive years of participation in the Plan or five cumulative years of service. Participants who retire from active service may elect to withdraw their entire account in a lump sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an irrevocable option to have their account distributed over a period of not less than 2 years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

         The Tax Reform Act of 1986 (the "Act") included a number of pro-visions affecting employee benefit plans that generally became effective on or after January 1, 1987. The Plan was amended effective January 1, 1987, to limit the amount of annual contributions an employee can make to his before-tax account in accordance with limits established by the Act; to provide for separation-from-service distributions after age 55; and to modify the maximum loan amount and definition of tax-free participant loans. It is CONSOL's intention to make additional amendments to the Plan, where necessary, to comply with technical corrections and Treasury Regulations that are issued under the Act.

         Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. A participant has the right to repay the loan in full at any time without penalty.

INVESTMENT FUNDS

         The following investment funds have been established with trustees for the investment of employee savings and CONSOL's participating employers' contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund                 Investments under agreement with one or
                                  more financial institutions, including
                                  insurance companies, banks and other
                                  investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ending December 31, 1995 and December 31,
                                  1994 was 8.33% and 8.51%, respectively.

Fidelity Magellan Fund            A growth mutual fund offered through
                                  Fidelity Investments.

Wells Fargo Asset Allocation Fund Asset Allocation Fund with money invested by Wells Fargo Nikko Investment Advisors among stocks, bonds and cash (money market).

DuPont Common Stock Fund          Common stock of E. I. DuPont de Nemours and
                                  Company ("DuPont"). DuPont owns 50% of the stock of CONSOL Energy Inc., the parent of CONSOL.

Loan Fund                         Participant loans - amounts transferred
                                  from the Fixed Income Fund, the Fidelity
                                  Magellan Fund, Merrill Lynch Mutual Funds, the DuPont Common Stock Fund and/or the
                                  Wells Fargo Asset Allocation Fund that are loaned to participants.

Merrill Lynch Mutual Funds        A group of five different mutual funds
                                  each with its own investment objective
                                  offered through Merrill Lynch.

         The shares of Chrysler Corporation Common Stock are held by some CONSOL Plan participants who elected to exercise their right as Plan participants to retain the stock as of September 15, 1966. This investment fund is no longer available to Plan participants.

         At December 31, 1995, Plan participants were invested in the follow-ing funds (number of participants in each fund): Du Pont Common Stock (3,309); Fidelity Megallan Fund (1,188); Fixed Income Fund (5,780); Wells Fargo Asset Allocation Fund (635); Merrill Lynch (ML) Global Holdings Fund
(306); ML Balanced Fund (139); ML Equity Index Trust (250); ML Capital Fund
(282); ML Basic Value Fund (262); Chrysler Corporation Common Stock (56) and Participant Loans (2,169). The numbers reflect participation in multiple funds as permitted by the Plan.

ADMINISTRATION

         The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of CONSOL. All recordkeeping and trustee fees of the Plan are paid by CONSOL. The administrative fees for the Fixed Income Fund are netted against the investment income of this fund.

         While CONSOL has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her individual account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The Fixed Income Fund guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Fidelity Magellan Fund, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the Wells Fargo Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

         The unit value or price of the Fixed Income Fund, the Wells Fargo Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts.

         Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities Exchange Commission fees in connection with the purchase and sale of DuPont Common Stock and the sale of Chrysler Corporation Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.


NOTE 3 - INVESTMENTS

         The following presents the Plan's investments:


                                     December 31, 1995     December 31, 1994

Fixed Income (GIC, SAP, SYN)....          $600,664              $556,114
DuPont Common Stock ............           216,761               173,214
Fidelity Magellan Fund .........            35,168                28,163
Wells Fargo Asset Allocation ...            14,614                11,438
Merrill Lynch Mutual Funds .....            16,917                13,875
Chrysler Common Stock ..........               358                   343
Loans to Participants ..........            22,690                20,650
                                          --------              --------
Total Investments                         $907,172              $803,797
                                          ========              ========

         The guaranteed investment contracts, synthetic guaranteed investment contracts, and separate account guaranteed investment contracts in the Fixed Income Fund are jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc. Conoco Inc. is a wholly owned subsidiary of DuPont. The balance of all investment contracts are allocated to the two plans by Merrill Lynch based on the relationship of the plan's Fixed Income Fund participant balances to total Fixed Income Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third-party guarantors. Collateral is generally not provided. The investment contracts and short-term investments of the Fixed Income Fund consist of the following:


                                   PAGE 15

         Description                                         December 31, 1995   December 31, 1994
         -----------                                         -----------------   -----------------
Aetna Life Insurance Company--9.01%, 6/1/01 ...............      $ 31,766            $ 29,145
Aetna Life Insurance Company--9.32%, 6/1/99 ...............        25,393              29,865
Aetna Life Insurance Company--9.89%, 6/1/00 ...............        25,837              26,125
Bankers Trust--5.74%, 12/31/01 ............................        27,768              26,261
Metropolitan Life Ins. Co.--7.81%, 6/30/01 ................        57,426              53,401
New York Life Insurance Company--9.11%, 6/1/99 ............        25,209              29,709
New York Life Insurance Company--9.71%, 6/1/99 ............        26,117              30,611
Peoples Security Life Insurance Company, a member of the
  Providian Capital Management Family--6.73%, 1/4/99 ......        36,228              33,943
Principal Mutual Life Insurance Company--9.10%, 6/1/99 ....        24,399              28,757
Principal Mutual Life Insurance Company--9.50%, 6/1/98 ....        28,671              36,661
Provident National Assurance Company--9.52%, 6/30/95 ......           -                 1,362
Prudential Ins. Co. of America--7.10%,7/1/99 ..............        54,188              50,572
Prudential Ins. Co. of America--8.35%,7/1/99 ..............        54,376              50,195
Prudential Insurance Company of America--9.66%, 6/1/98 ....        28,973              36,989
Prudential Insurance Company of America--9.96%, 6/1/98 ....        29,553              37,626
Bankers Trust--7.67%, 12/31/25                                     20,905               9,977
The Travelers Insurance Companies--9.66%, 6/01/00 .........        24,481              24,805
The Travelers Insurance Companies--10.13%, 12/31/94 .......           -                 2,105
Citibank 7.40%, 8/31/01 ...................................        13,325              12,407
Union Bank of Switzerland--7.05%, 1/01/01 .................        36,175                 -
JP Morgan--6.99%, 1/01/99 .................................        11,455                 -
                                                                 --------            --------
  Total Investment Contracts                                     $582,245            $550,516
  Short Term Investments (Incl. Merrill Lynch Government Fund)     18,419               5,598

  TOTAL INVESTMENT IN FIXED INCOME                               $600,664            $556,114
                                                                 ========            ========

         The aggregate crediting rates for all contracts as of December 31, 1994 was 8.46%. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All synthetic guaranteed investment contracts and separate account guaranteed investment contracts have a guaranteed rate ranging from 0% to 3%. Guaranteed investment contracts contain penalty provisions or other adjustments for early termination of the contract not related to participant initiated events.

         The carrying values and fair values of investment contracts as of December 31, 1995 are as follows:

                                            Carrying Value
                                           (contract value)      Fair Value

Guaranteed Investment Contracts               $270,400           $289,512
Synthetic Guaranteed Investment Contracts      145,855            150,299
Separate Account Guaranteed Investment
  Contracts                                    165,990            180,566
                                              --------           --------

                                              $582,245           $620,377
                                              ========           =========


                                   PAGE 16

         Synthetic guaranteed investment contracts are supported by wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

         Participants investing in the Fixed Income Fund, Wells Fargo Asset
Allocation Fund and the Merrill Lynch Equity Index Trust are assigned units at the time of investment based on the net asset value per unit. The following table presents the number of units outstanding and related net asset value per unit at each month-end.

                                                          Wells Fargo            Merrill Lynch
                         Fixed Income Fund        Asset Allocation Fund      Equity Index Trust _
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value

January 31, 1995      6,414,232       $86.85       987,045       $11.52      111,149      $29.97
February 28, 1995     6,402,040        87.40       969,502        11.89      110,351       31.13
March 31, 1995        6,468,975        88.00       961,306        12.11      104,699       32.04
April 30, 1995        6,599,798        88.59       955,873        12.38      106,540       32.98
May 31, 1995          6,680,821        89.19       996,649        13.02      109,350       34.29
June 30, 1995         6,669,983        89.78     1,005,221        13.23      111,635       35.07
July 31, 1995         6,675,593        90.39     1,000,831        13.41      108,531       36.23
August 31, 1995       6,563,652        91.00     1,002,974        13.50      109,831       36.32
September 30, 1995    6,591,150        91.61       989,403        13.86      111,337       37.84
October 31, 1995      6,406,913        92.23       981,662        13.94      113,542       37.70
November 30, 1995     6,397,488        92.83       987,211        14.33      118,111       39.35
December 31, 1995     6,426,843        93.46     1,002,301        14.58      125,712       40.09


NOTE 4 - INCOME TAXES STATUS

The Plan received a favorable determination letter from the Internal Revenue Service with respect to the 1994 amended plan. The Plan has been amended to reflect changes required by the Tax Reform Act of 1986. Management believes the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under Section 501(a).

Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, before-tax employee deposits or accrued income until distributions or withdrawals are made.


NOTE 5 - SALE OF THE CURTIS BAY COMPANY

On April 7, 1995 the sale of the stock of Curtis Bay Company was made to the CBC Acquisition Corporation by Island Creek Corporation (a subsidiary of CONSOL Inc.). Curtis Bay active employees participating in the Plan were advised that they may elect to rollover (no later than August 15, 1995) their Plan account (including outstanding loan balance) into CSXtra, the qualified benefits plan at their new employer. The total dollar amount transferred equaled $537 (which was invested per the participants' specified investment direction) and $94 of outstanding loans.

NOTE 6 -- SUBSEQUENT EVENTS

Effective January 1, 1996, the 3-Way Asset Allocation Fund Advisor's name has changed from Wells Fargo Nikko Investment Advisors to BZW Global Investors. Concurrently, the Trustee's name has changed from Wells Fargo Institutional Trust Company to BZW Global Trust Company, N.A. The change is a result of the acquisition of Wells Fargo Nikko Investment Advisors by Barclay's PLC. The acquisition is not expected to affect the management of the 3-Way Asset Allocation Fund.

On March 1, 1996 Merrill Lynch merged the Balanced Fund into the Global Allocation Fund; thereby eliminating the Balanced Fund from Merrill Lynch's investment line-up. Prior to the merger, participants were permitted to transfer their Balanced Fund holding to any of the other investment funds available in the Plan. At the discretion of the Administrator, the Plan's position remaining in the Balanced Fund, immediately prior to the merger, was converted to the Merrill Lynch Capital Fund.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                  December 31,
                                                1995            1994
                                          --------------    --------------
                                             (Dollars in Thousands)
Net assets available for benefits
   per the financial statements           $  911,838        $   807,298
Includes:  Amounts allocated to
   withdrawing participants reported
   as asset reductions per the
   financial statements                          754                652

Total Assets per the Form 5500:           $  912,592        $   807,950
                                          =============     ============

Amounts payable to withdrawing participants are recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes the amounts were deducted from the respective assets.


                                                 PAGE 18
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1995
                                          (Dollars in Thousands)

- --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- --------------------------------------------------------------------------------------------------------

E. I. DuPont de Nemours & Company           Common Stock                        $ 133,989      $ 216,761
                                                                                =========      =========

Merrill Lynch                               Equity Index Trust                  $   3,645       $  5,040
                                            Global Holdings Fund                    3,838          3,999
                                            Balanced Fund                             781            763
                                            Capital Fund                            3,365          3,664
                                            Basic Value Fund                        2,970          3,451
                                                                                $  14,599      $  16,917
                                                                                =========      =========

Aetna Life Insurance Company                GIC<Fa>, 9.01%, 6/1/01                             $  31,766
                                            GIC<Fa>, 9.32%, 6/1/99                                25,393
                                            GIC<Fa>, 9.89%, 6/1/00                                25,837
Banker's Trust                              SYNGIC<Fa>, 5.74%, 12/31/01                           27,768
                                            SYNGIC, 7.67%, 12/31/25                               20,905
Metropolitan Life Insurance Company         SAGIC<Fa>, 7.81%, 6/30/01                             57,426
New York Life Insurance Company             GIC<Fa>, 9.11%, 6/1/99                                25,209
                                            GIC<Fa>, 9.71%, 6/1/99                                26,117
Providian Capital Management                SYNGIC<Fa>, 6.73%, 1/4/99                             36,228
Principal Mutual Life Insurance Company     GIC<Fa>, 9.10%, 6/1/99                                24,399
                                            GIC<Fa>, 9.50%, 6/1/98                                28,671
Provident National Assurance Company        GIC<Fa>, 9.52%, 6/30/95                                  -
Prudential Insurance Company of
   America                                  SAGIC<Fa>, 7.10%, 7/1/99                              54,188
                                            SAGIC<Fa>, 8.35%, 7/1/99                              54,376
                                            GIC<Fa>, 9.66%, 6/1/98                                28,973
                                            GIC<Fa>, 9.96%, 6/1/98                                29,553
The Travelers Insurance Companies           GIC<Fa>, 9.66%, 6/01/00                               24,481
                                            GIC<Fa>, 10.13%, 12/31/94                                -
Citibank                                    SYNGIC<Fa>, 7.40%, 8/31/01                            13,325
Union Bank of Switzerland                   SYNGIC<Fa>, 7.05%, 1/01/01                            36,175
J.P. Morgan                                 SYNGIC<Fa>, 6.99%, 1/01/99                            11,455
Short Term Investments (Merrill Lynch
   Government Fund)                                                                               18,419
                                                                                                ________
                                                 Total                          $ 600,664      $ 600,664

                                                                                ==========     =========


                                                 PAGE 19
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1995
                                          (Dollars in Thousands)

- --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- --------------------------------------------------------------------------------------------------------

Chrysler Corporation                        Common Stock                        $      97      $     358
                                                                                =========      =========
Fidelity Investments                        Fidelity Magellan Fund              $  29,299      $  35,168
                                                                                =========      =========

Wells Fargo Company                         Wells Fargo Asset Allocation Fund   $  10,754      $  14,614
                                                                                =========      =========
Plan Participants                           Loans                               $  22,690      $  22,690
                                                                                =========      =========

















____________________________________________________________________________

[FN]
<Fa>- GIC    = Guaranteed Investment Contract
    - SAGIC  = Non-pooled Separate Account Guaranteed Investment Contract
    - SYNGIC = Synthetic Guaranteed Investment Contract


                                                       PAGE 20
                                                                                                             SCHEDULE II
                                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                   OF CONSOL INC.

                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            YEAR ENDED DECEMBER 31, 1995
                                               (Dollars in Thousands)
________________________________________________________________________________________________________________________
                                                                                  Expense            Current Value  Net
                                                                                 Incurred      Cost   of Asset on  Gain
Identity of            Description              Purchase     Selling    Lease      with         of    Transaction   or
Party Involved         of Security                Price       Price    Rental   Transaction    Asset     Date      Loss
____________________   _____________________    ________    ________   ______   ___________  ________ ___________  _____

Merrill Lynch          ML Government Fund       $291,529    $          $        $            $291,529  $291,529    $
                       ML Government Fund                    291,098                          291,098   291,098

Union Bank Switzerland #3003                     148,727                                      148,727   148,727
                       #3033                                   4,989                            4,989     4,989

J. P. Morgan           95-06                     176,400                                      176,400   176,400
                       95-06                                 129,833                          129,833   129,833

Merrill Lynch          E.I. DuPont de Nemours     63,471                                       63,471    63,471
                       & Company Stock Fund<Fa>
                       E. I. DuPont de Nemours                64,324                           51,246    64,324     13,078
                       & Company Stock Fund<Fa>


<Fa>Note - All of the above transactions except for the DuPont Stock Fund represent transactions for the Conoco & Consol Plans on a commingled basis.


                               EXHIBIT INDEX



     Exhibit
      Number                  Description
     -------                  -----------


       24           Consent of Independent Auditors

                                  SIGNATURE
                                                               Exhibit 24

                       CONSENT OF INDEPENDENT AUDITORS




          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26216) of E. I. du Pont de Nemours and Company of our report dated June 14, 1996 appearing on Page 4 of the Investment Plan for Salaried Employees of CONSOL Inc. Annual Report on this Form 11-K for the year ended December 31, 1995.






ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
June 20, 1996




































                                      22